

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 14, 2011

Via E-mail
Alex Fridman
Chief Executive Officer
East Shore Distributors, Inc.
1020 Fourth Avenue
Wall Township, NJ 07719

> **Re: East Shore Distributors, Inc.**
> **Registration Statement on Form S-1**
> **Filed September 19, 2011**
> **File No. 333-176918**

Dear Mr. Fridman:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Front Cover Page of Registration Statement

1. If you intend to rely on Rule 415 of Regulation C under the Securities Act of 1933, as amended, please check the appropriate box.

Outside Front Cover Page of Prospectus

2. Please revise your disclosure to clarify that the selling shareholders must continue to sell at a fixed price until a public market emerges for your common stock. In this regard, we note that the electronic quotations, trading, messaging, and information platforms maintained by the OTC Markets Group, Inc. (informally known as "Pink Sheets") do not constitute a public market.

Risk Factors, page 4

3. Please revise your risk factors to clarify the risk being addressed in the subheading of the risk factor. In this regard we note for example your risk factors "We have a limited product portfolio and our primary source of revenue . . . ," "We do not have any patents, copyrights or trademarks . . . ," and "We use Chinese manufacturers for the production of our products," among others.

Some of Our Products May Require FDA Approval . . . , page 5

4. Please revise this risk factor to clearly state the likelihood that you will require FDA approval to sell to each of your current markets and each of the target markets. In this regard, clearly state whether the sale of your alcohol test strips to the public will require FDA approval and revise to address the law enforcement market if applicable. Also, clarify here or under Description of Business what you mean by "forensic" uses.

Plan of Distribution, page 14

5. Please revise your disclosure to disclose that the selling security holders may be deemed to be "underwriters" within the meaning of the Securities Act in connection with any sales covered by the registration statement.

Description of Business, page 17

6. We note your risk factor "The ability to successfully deploy our business model . . ." on page eight, which refers to your business model being heavily dependent on the state of South American and Central American economies. Despite this statement, you only appear to briefly address Brazil, Argentina and Chile in the prospectus. Please revise your disclosure throughout this section and elsewhere as appropriate to discuss your recent and planned business operations in South and Central America. See Item 101(h)(4) of Regulation S-K.

7. Please revise to provide the disclosure called for by Item 101(h)(4)(ix) of Regulation S-K with respect to each of your products. In this regard, clarify the applicability of FDA and foreign regulations on your business. Furthermore, provide more detailed disclosure regarding the costs and fees associated with the FDA approval process for your alcohol test strips.

Methods of BAC Testing, page 21

8. Please provide the basis for your statements in the last paragraph of page 21 regarding the reasons for breathalyzers providing inaccurate readings. Also please provide any known information on the average margin of error of such products.

The Reality of Measuring BAC for Individual Consumers, page 22

9. Please revise this section to provide the basis for your statements or to remove overly promotional disclosure.

Manufacturing and Supply of the Alcohol Strips, page 25

10. Please revise here and under the similar heading on page 27 to clarify the location of your suppliers for each of your products. For example, we note the reference to "some of" your suppliers being based in China in the first paragraph of page nine.

11. Please revise to provide additional disclosure regarding the "corrective action program" referred to in the second paragraph of this section.

Distribution Methods of the Alcohol Strips, page 25

12. Please reconcile your disclosure in the last paragraph of this section that you "may" seek FDA approval to market directly to consumers with your disclosure in the first paragraph under Competition that you "plan on" selling direct to consumers and your disclosure under Alcohol Strip Marketing on page 24.

Competition, page 25

13. We note your disclosure in various locations in your prospectus that your alcohol test strips may be used to detect blood alcohol concentrations greater than 0.02% and your disclosure under Limitation of Alcohol Strips on page 24 that such strips do not indicate or measure the exact level of intoxication. Other than a brief reference in the first sentence of page 24 that possibly indicates otherwise, it appears that your product cannot assess whether an individual has exceeded legal BAC limits in the United States and many other markets listed on page 21. In light of this disclosure, it is unclear how you compete with products such as Breathalyzers that would seem to provide more detailed information, albeit somewhat prone to inaccurate readings. Please revise as appropriate to address these factors.

Our Current Cosmetic Product Offerings, page 26

14. Please revise your disclosure to provide the disclosure called for by Item 101(h)(4) of Regulation S-K for both of your current cosmetic product offerings n. In this regard, we note that you have provided limited information regarding your current business operations with respect to these products.

Future Planned Products, page 27
Competition, page 29

15. We note your statement that users of your product will not "experience the inevitable withdrawal associated with caffeine intake" as compared to Sheets Energy Strips. Please provide the basis of this statement in light of the caffeine content of guarana, one of the ingredients you intend to use in your product.

Business Development, page 29

16. We note your disclosure that "[your] ability to achieve [your] operational goals and commence [your] planned operations is dependent on [your] ability to raise a sufficient amount of proceeds in this private placement of securities." It appears that your current Form S-1 is for the registration of shares for resale by your shareholders, and that you will not receive any proceeds from the resale of shares. Please revise to further describe the private placement, including its timing and the amount of proceeds that you expect to receive.

Management's Discussion and Analysis, page 32
Results of Operations, page 32
For the Period from June 11, 2010 (Inception) to February 28, 2011
Revenues, page 32

17. We note your revenues from operations of $21,000 from June 11, 2010 (inception) through February 28, 2011, and your revenues from operations of zero during the three months ended May 31, 2011. Please revise to describe the products sold or services performed that comprised the revenue of $21,000 from June 11, 2010 (inception) through February 28, 2011. Also revise to discuss the reason(s) for the decrease of revenue to zero for the three months ended May 31, 2011.

Liquidity & Capital Resources, page 33

18. We note that under Plan of Distribution on page 15 you estimate that the expenses associated with this offering will be approximately $14,000 and state that you will bear such expenses on behalf of the selling stockholders. Please revise your disclosure to specifically address how such expenses will affect your liquidity and capital resources.

19. Please revise this section to specifically discuss the $3,000 related party loan you received in November 2010 to the extent such loan remains outstanding.

20. We note your statement in the last paragraph of this section that you anticipate your operational and general and administrative expenses for the next 12 months

will total approximately $100,000. Please provide a more detailed description of these expenses under the heading Plan of Operation on page 32.

21. We note your disclosure that professional and legal services costs are approximately $2,500 a month, or $30,000 annualized, and that you expect your current cash reserves to last for approximately 10 months. We further note that you anticipate your operational, and general and administrative expenses for the next 12 months will total approximately $100,000, and that these expenses will be financed through your cash on hand of $20,000 plus approximately $80,000 in sales. Please revise to reconcile these two statements to your cash and cash equivalents balance of $6,482 as of May 31, 2011 (page F-10).

Directors, Executive Officers, Promoters and Control Persons, page 34

22. Please revise your description of Mr. Fridman's business experience on page 35 to cover the last five years and to clarify the following:

- In what capacity he developed the strong trading relationships with business partners and entities in South America over the "past five years;" and

- How many hours per week he currently devotes to the business and intends to devote to the business.

Transactions with Related Persons, page 37

23. Please tell us what consideration you have given to including the related party loan described in Note 3 on page F-8. In this regard, please note the heightened reporting standards for smaller reporting companies in Item 404(d)(1) of Regulation S-K.

Financial Statements Index, page F-9

24. Please update your financial statements, as applicable, pursuant to Rule 8-08 of Regulation S-X. Also update your summary financial data (page three) and MD&A, results of operations (page 32) accordingly.

25. Please include an unaudited statement of stockholders' equity for the period from the latest fiscal year ended February 28, 2011 to the interim balance sheet date presented in your Form S-1/A1. Refer to ASC 505-10-50-2.

Recent Sales of Unregistered Securities, page 42

26. We note the reference to 3,600 shares in the third paragraph of this section. If you intended to refer to 3,600,000 shares, please revise accordingly.

Exhibits

27. Please file Exhibits 3.1 and 3.2 in the proper electronic format. Please note that while you may file electronic documents as an image as an unofficial copy, you must still file your exhibits with an acceptable electronic format. Refer to Rule 102(a) of Regulation S-T and Section 2.1 of Volume II of the EDGAR Filer Manual.

28. We note that you have not filed any exhibits pursuant to Item 601(b)(10) of Regulation S-K. Please advise us of whether you have any existing contracts with respect to the manufacturing, supply or distribution of your products. For example, we note your discussion of relationships with distributors for Brazil on page 24.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Steve Lo at (202) 551-3394 or John Archfield, at (202) 551-3315 if you have questions regarding comments on the financial statements and related matters. Please contact Shaz Niazi at (202) 551-3121 or Dieter King, at (202) 551-3338 with any other questions.

Sincerely,

/s/ Dieter King for

John Reynolds
Assistant Director